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SEC Mail Processing Section

FEB 21 2019

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIDOTI & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1212 AVENUE OF THE AMERICAS, 15th FL
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name – *if individual, state last, first, middle name*)

369 LEXINGTON AVE, 25th FL	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ED.

RMS

OATH OR AFFIRMATION

I, PETER SIDOTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIDOTI & COMPANY, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public

JASON VALENTIN
Notary Public – State of New York
NO. 01VA6354841
Qualified in Bronx County
My Commission Expires Feb 21, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

DECEMBER 31, 2018

CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sidoti & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2015.

New York, New York
February 15, 2019

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash and cash equivalents	$	3,623,773
Receivables from clearing brokers, including clearing deposits of $165,000		763,438
Research fees receivable		119,170
Property and equipment, net		71,007
Prepaid expenses and other assets		294,698
Total Assets	$	4,872,085
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	300,232
Bonuses payable		379,523
Commissions payable		209,639
Deferred conference fees		205,000
Deferred research revenue		130,886
Deferred rent		71,239
Due to Parent		25,000
Total liabilities		1,321,520
Member's equity		3,550,566
Total Liabilities and Member's Equity	$	4,872,085

See accompanying notes to financial statement

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware single member limited liability company formed on March 1, 1999. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities, engaging in investment and financing activities and running investor conferences. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Agency ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). In addition, the Company is a member under the Ontario Securities Commission. The Company operates as an introducing broker and does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts for customers. All customer transactions are cleared through the Company's clearing broker-dealer on a fully-disclosed basis. The Company is wholly-owned by Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC"), formed on March 1, 1999.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Certain financial statements amounts may not add or agree due to rounding.

These financial statements were approved by management and available for issuance on February 15, 2019. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers investments in money market accounts, including money market mutual funds, to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment and computer software costs	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Substantially all of the Company's services fall within the scope of ASC 606 and revenue is thus recognized as the Company satisfies its obligation to the customer in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. No cumulative effect adjustment was necessary or recorded as a result of this change.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker

The Company clears customer transactions through another broker-dealer on a fully-disclosed basis. At December 31, 2018, the receivable from clearing brokers consisted mainly of commissions related to securities transactions.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2018, the Company did not have any investment banking fees receivable.

Research Fees Receivable

Research fees receivable is comprised of receivables from the Company's research transactions. No allowance for doubtful accounts was deemed necessary.

New Lease Recognition Standard

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

1. Nature of business and summary of significant accounting policies (continued)

The new standard is effective for us on January 1, 2019, with early adoption permitted. We expect to adopt the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. We expect to adopt the new standard on January 1, 2019 and use the effective date as our date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. We expect to elect the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. We do not expect to elect the use-of hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us.

We expect that this standard will have a material effect on our financial statements. We currently believe the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on our balance sheet for our office operating leases; (2) the derecognition of existing assets and liabilities with respect to prepaid and/or deferred rent; and (3) providing significant new disclosures about our leasing activities. We do not expect a significant change in our leasing activities between now and adoption.

On adoption, we currently expect to:

- Recognize additional operating liabilities of $748,805;
- Recognize ROU assets of $677,565;
- Derecognize existing deferred rent liabilities of $71,240.

The new standard also provides practical expedients for an entity's ongoing accounting. We currently expect to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. We also currently expect to elect the practical expedient to not separate lease and non-lease components for all of our leases, as well as to adopt certain materiality provisions set forth in Paragraph BC122 of ASU 2016-02 which allow for us to disregard the adoption of the new standard to leases deemed to have an immaterial effect on our financial statements.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (Due to Parent)

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding, LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company using the separate return method, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2018, the Company recorded UBT expenses of $28,950 in the Statement of Operations and an attendant $25,000 liability is included under the caption Due to Parent on the Company's Statement of Financial Condition.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Holding LLC files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, Holding LLC is no longer subject to income tax examinations by major taxing authorities for years before 2015. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Revenue from contracts with customers

Information on Remaining Performance Obligations

We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less, which represent all of our performance obligations. These performance obligations generally relate to our Seminar and Conference income, which is expected to be resolved within three months of December 31, 2018 and Company Sponsored Research Income, which is expected to be resolved within 12 months or less as of December 31, 2018.

Contract Balances

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.

We had receivables related to revenues from contracts with customers of $882,608 at December 31, 2018 (inclusive of $165,000 in clearing deposits). We expect to recognize the entirety of this receivable (excluding the clearing deposit) during 2019. On January 1, 2018, we had receivables related to revenues from contracts with customers of approximately $1,000,211 (inclusive of $165,000 in clearing deposits). We had no significant impairments to these receivables during the year ended December 31, 2018. Our deferred revenue primarily relates to prepaid conference fees and upfront CSR payments where the performance obligation has not yet been satisfied. For the year ending December 31, 2018, we recognized substantially all of the approximate $254,990 in revenue that was deferred as of December 31, 2017.

Contract Costs

We capitalize costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. We also capitalize direct costs associated with hosting a conference. Capitalized cost to fulfill a contract are recognized at the point in time that the related revenue is recognized, which at times may involve a good faith estimate of the relevant costs prior to settlement.

At December 31, 2018, capitalized costs to fulfill contracts were $30,000 which are recorded as Prepaid Expenses in the Company's Statement of Financial Condition. For the year ended December 31, 2018, we recognized all $10,000 in expenses related to costs to fulfill a contract that were capitalized as of the beginning of the period. Thus, no significant impairment charges recognized in relation to these capitalized costs during the year ended December 31, 2018.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $3,031,115 which was $2,931,115 in excess of its minimum requirement of $100,000.

Under the clearing arrangement with the clearing broker-dealer, the Company is required to maintain a certain minimum level of net capital. At December 31, 2018, the Company was in compliance with such requirement.

4. Commitments

Operating Leases

The Company is obligated under various operating lease, sublease and licensing agreements for their office locations, database management systems, certain data services and telephonic/internet-related lines and services, which expire through September 2021. The office leases contain escalation clauses based on increased costs incurred by the landlord, and the Company records the differences between amounts charged to operations and amounts paid as deferred rent. The Company is also obligated under various contracts for certain data services on a year-to year basis.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2018, are approximately as follows:

Year Ending December 31,	
2019	$ 581,613
2020	423,657
2021	16,410
	$1,021,680

Borrowings

In February 2013, the Company entered into a line of credit financing agreement with its bank which expired in April 2014. The Company amended the agreement with the bank in March 2014 to extend the expiration date until May 2015 and subsequently amended it four times to extend the expiration date until May 2019. The financing provided the Company with a secured revolving credit loan in the aggregate principal of $2,000,000. The line of credit is secured by substantially all of the assets of the Company and a guarantee from the managing member of Holding LLC. The loan bears interest at a minimum of 4%. As of December 31, 2018, the Company had no borrowings under the line of credit agreement.

5. Off-balance-sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. At December 31, 2018, the receivables from the clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $165,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains principally all its cash and cash equivalents in three financial institutions, which generally exceed the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"), or in the case of its money market mutual fund holdings, the Securities Investor Protection Corporation (SIPC). The Company's exposure is solely dependent upon daily bank and brokerage account balances, as the case may be, and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2018, amounts of cash and equivalents held in the aggregate (including money market mutual funds) were of excess of FDIC insured limits by $3,123,772. Of the Company's holdings of money market mutual funds, approximately $754,700 was in excess of SIPC insured limits at such date.

6. Property and equipment

Details of property and equipment at December 31, 2018 are as follows:

Office equipment	$ 233,704
Furniture and fixtures	45,428
Computer software	342,387
Leasehold improvements	94,755
	716,274
Less accumulated depreciation and amortization	645,267
	$ 71,007

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Retirement plan

The Company has a retirement plan ('the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2018, the Company elected not to make a contribution.

9. Contingencies

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.

10. Due to Parent

As of December 31, 2018, the Company was indebted to the Parent for $25,000 for UBT Taxes. There are no other significant transactions or expense sharing arrangements among the Company and the Parent.